

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Yue (Justin) Tang
Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Sheuzhen, 518067, The People's Republic of China

> **Re: X Financial**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed June 4, 2020**
> **File No. 001-38652**

Dear Mr. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Business Overview
Funding, page 62

1. On pages, 11, 62 and 95, you state that since February 2018, you have shifted the strategy to focus on loan facilitation services through the direct model. However on page 94 you state that the decrease in loan facilitation service fees under the direct model was due to a continuing strategy in 2019 to attract more institutional investors through the intermediary model and cooperation with unrelated third-party trust companies. Please reconcile these statements and clarify in future filings. Provide us with your proposed revisions.

Note 2. Summary of Significant Accounting Policies
Loans Receivable from Xiaoying Credit Loans and Revolving Loans, page F-25

2.   You disclose that Xiaoying Credit and Revolving loans are loans funded by you that you have not been able to transfer to investors which are accounted for at amortized cost. Please address the following:
   - Provide to us and enhance future filings, the disclosures required by ASC 310-10-50 consistent with your disclosures of accounts receivable and contract assets;
   - Tell us why you have not accounted for these loans as held for sale in accordance with ASC 310-10-35-48 since you state on page F-17 that these loans are yet to be transferred to external investors; and
   - Tell us and clarify in future filings why the funding of these loans is not prohibited under the Interim Measures you disclose in the risk factor on page 18 that made you cease partially financing certain undersubscribed loans with your own funds completely in April 2017.

Loan Receivable from Xiaoying Housing Loans, net, page F-25

3.   You state that upon default of Xiaoying Housing Loans and after compensating the investor or ZhongAn for the defaulted loan principal and interest and attainment of creditors rights to the underlying loan, you recognize a loan receivable based on the present value of the expected amount to be collected from the collateral right, which approximates its acquisition cost. Please tell us the authoritative guidance that supports your accounting policy, including your consideration of the guidance in ASC 310-40-40-3 and ASC 310-30, and revise future filings accordingly.

Note 3. Fair value of Assets and Liabilities
Financial Guarantee Derivative, page F-31

4.   We note that your financial guarantee derivative asset primarily represents guarantee service fees to be collected. Please provide us proposed revised disclosure to be included in future filings that addresses the following:

   - Disaggregates activity by annual loan originations, for example for 2019 disclosures separately present activity for 2017, 2018 and 2019;
   - Explains why guarantee service fees received from borrowers increased from RMB 358.2 million 2018 to RMB 719.9 million in 2019 whereas related total net revenues, accounts receivable and related outstanding loans decreased; and
   - Explains how the estimated default rate declined from 11.06% in 2018 to 10.13% in 2019 but compensation paid to ZhongAn for defaulted loans in 2019 is greater than estimated payment to ZhongAn based on the pre-agreed Cap.

Loans at Fair Value and Payable to Investors at Fair Value, page F-33

5.   Please tell us and enhance future filings to address the following:

- Why there is a significant difference between the origination of loan principal of RMB4,938.2 million for loans at fair value and initial contribution of RMB4,313 million for payable to investors at fair value;
- Why there is a significant difference between the collection of principal of RMB2,961.9 million including reinvestment of principal of RMB708.5 million for loans at fair value and principal payment of RMB1,306.7 million for payable to investors at fair value and where the difference is recognized on the consolidated balance sheet; and
- Why the significant unobservable input of net cumulative expected loss rates used to calculated the loans and payable to investor at fair value is different than the estimated default rate utilized determining the fair value of the financial guarantee derivative.

Note 4. Prepaid Expenses and Other Current Assets, page F-35

6.   From disclosure on page F-27, we note that in 2018, you invested RMB225 million in cash for 15% equity interest of Jiangxi Ruijing through a contractual agreement with the nominal shareholder whereby you obtained all associated shareholder rights. Please address the following:

- Tell us why within five months of making a RMB225 million investment in Jiangxi Ruijing, you acquired only the earning rights of two loans from Jiangxi Ruijing for a total of RMB380 million and not the underlying loans;
- Tell us the economic benefit to Jiangxi Ruijing of retaining the underlying loans without the earning rights;
- Tell us why the loans are secured by pledged shares and not the underlying loans; and
- Tell us why Jiangxi Ruijing ceased providing guarantee service to your platform in November 2018 when it only entered into the cooperation agreement in March 2018.

Note 10. Related Party Balances and Transactions, page F-38

7.   We note that in 2019, you transferred loan portfolios with an aggregate amount of RMB108.7 million to Zijinzhonghao (Zhejiang) Investment Co., Ltd. ("ZJZH"), an entity controlled by Mr. Tang Yue. Please tell us how you accounted for the transfer and provide the supporting authoritative guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance